                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   Form 11-K

(Mark One)

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
-
    1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2000 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from __________ to
    __________

Commission file number 1-12716

  A. Full title of the plan and address of the plans, if different from that of the issuer named below:

                           EMPLOYEE SAVINGS PLAN OF
                   KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES
                                      AND
                           KOPPERS INDUSTRIES, INC.
                    SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

  B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

                           KOPPERS INDUSTRIES, INC.
                              436 Seventh Avenue
                     Pittsburgh, Pennsylvania  15219-1800

REQUIRED INFORMATION


                        Report of Independent Auditors

J. E. Boan, Chairman
The Retirement Board
Koppers Industries, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
May 30, 2001

                           Employee Savings Plan of
                   Koppers Industries, Inc. and Subsidiaries

                Statements of Net Assets Available for Benefits


                                                              December 31
                                                          2000           1999
                                                    ------------------------------

Assets
Investments at fair value:
 Putnam Income Fund                                     $   704,404    $   648,192
 Putnam Voyager Fund                                      6,252,715      7,403,139
 Putnam New Opportunities Fund                            5,614,114      5,864,441
 Putnam Asset Allocation:  Growth Portfolio               1,818,622      2,199,988
 Putnam Asset Allocation:  Balanced Portfolio             3,301,865      3,496,585
 Putnam Asset Allocation:  Conservative Portfolio           998,701      1,056,872
 Putnam S&P 500 Index Fund                               10,016,648     11,390,787
 Putnam International Growth Fund                         2,348,727      2,192,020
 Putnam New Value Fund                                      454,392        237,752
 Putnam Stable Value Fund                                10,384,068     11,270,469
 Company Stock Fund                                       8,184,000      6,274,132
 Participant loans                                        1,352,182      1,434,675
                                                    ------------------------------
Total investments                                        51,430,438     53,469,052

Employer's contribution receivable                          196,173        458,871
Employee contributions receivable                           123,643        138,735
                                                    ------------------------------
Net assets available for benefits                       $51,750,254    $54,066,658
                                                    ==============================


See accompanying notes.

                           Employee Savings Plan of
                   Koppers Industries, Inc. and Subsidiaries

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000


Additions to net assets attributed to:
Investment (loss) income:
  Net realized/unrealized depreciation in fair value of         $  (5,348,576)
   investments
  Interest and dividends                                            3,426,762
                                                                -------------
                                                                   (1,921,814)

 Contributions:
  Employer                                                            581,537
  Employee                                                          1,836,458
                                                                -------------
                                                                    2,417,995
                                                                -------------
Total additions                                                       496,181

Investment fees                                                         3,570
Benefit payments                                                    2,809,015
                                                                -------------
Net decrease in assets available                                   (2,316,404)

Net assets available for benefits at beginning of year             54,066,658
                                                                -------------
Net assets available for benefits at end of year                  $51,750,254
                                                                =============


See accompanying notes.

                           Employee Savings Plan of
                   Koppers Industries, Inc. and Subsidiaries

                         Notes to Financial Statements

                               December 31, 2000


1. Summary of Accounting Policies

Description of the Plan

The Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries (Company) (the Plan) is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature. The Plan was implemented on January 1, 1989 upon the formation of the Company. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Substantially all nonunion employees are eligible to become participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee contributions can range from 1% to 16% of their annual compensation subject to Internal Revenue Code limitations. The Company matches 100% of the first one percent and 50% of the second and third percent of employee compensation contributed. The Company may, at the Board of Directors' discretion, contribute an additional amount to the Plan (Discretionary Contribution). A Discretionary Contribution in the amount of $157,983 and $418,089 was made for the years ended December 31, 2000 and 1999, respectively. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors' Administrative Committee, subject to certain requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, or permanent disability.

If employment is terminated for any reason other than retirement, death, or permanent disability, a participant is entitled to receive 100% of employee contributions, employer matching contributions, and rollover contributions. The vested value of any Company Discretionary Contributions is determined in accordance with the following schedule:

Years of Service                                               Vested Interest
----------------                                               ---------------

Less than five years                                                  0%
Five years or more                                                  100%

Generally, amounts forfeited by participants upon termination are used to reduce the amount of future employer contributions to the Plan.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods subject to certain limitations:

 .  one-lump sum payment in cash; or

 . payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant's vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant's nonforfeitable interest in the Plan is pledged as collateral for the loan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Industries, Inc. common stock included in the Company Stock Fund are valued at fair value by the Board of Directors based upon an independent valuation obtained by management. The participant loans are valued at their outstanding balances, which approximate fair value.

Forfeitures

At December 31, 2000 and 1999, the balance in the forfeiture account was $89,053 and $78,911, respectively.

2. Investments

The net appreciation (depreciation) in investments by investment type is summarized as follows:

                                                                 Net Changes in
                                                                   Fair Value
                                                                 --------------
                                                                   December 31
                                                                      2000
                                                                 --------------

Investments at fair value as determined by quoted market prices:
  Registered investment companies                                $ (7,537,926)
  Company stock                                                     2,189,350
                                                                 --------------
                                                                 $ (5,348,576)
                                                                 ==============

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

                           Employee Savings Plan of
                   Koppers Industries, Inc. and Subsidiaries

                               (Plan Number 001)
                                EIN 25-1588399

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                               December 31, 2000


                                                                      Current
       Shares                   Asset Description                      Value
------------------------------------------------------------------------------

       110,408  *Putnam Income Fund                                $   704,404
       268,357  *Putnam Voyager Fund                                 6,252,715
        95,771  *Putnam New Opportunities Fund                       5,614,114
       165,781  *Putnam Asset Allocation:  Growth Portfolio          1,818,622
       305,163  *Putnam Asset Allocation:  Balanced Portfolio        3,301,865
       107,968  *Putnam Asset Allocation:  Conservative Portfolio      998,701
       316,182  *Putnam S&P 500 Index Fund                          10,016,648
        95,052  *Putnam International Growth Fund                    2,348,727
        31,864  *Putnam New Value Fund                                 454,392
    10,384,068  *Putnam Stable Value Fund                           10,384,068
       260,637  *Company Stock Fund                                  8,184,000
           N/A  *Participant loans--7% to 9.5%                       1,352,182
                                                                 -------------
                                                                   $51,430,438
                                                                 =============

     *Party-in-interest

                        Report of Independent Auditors

J. E. Boan, Chairman
The Retirement Board
Koppers Industries, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Koppers Industries, Inc. Savings Plan for Union Hourly Employees as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Koppers Industries, Inc. Savings Plan for Union Hourly Employees at December 31, 2000 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
May 30, 2001

                           Koppers Industries, Inc.
                    Savings Plan for Union Hourly Employees

                Statements of Net Assets Available for Benefits


                                                               December 31
                                                           2000          1999
                                                         -----------------------
                                                                     (Unaudited)

Assets
Investments at fair value:
 Putnam Income Fund                                      $   94,921   $   81,718
 Putnam Voyager Fund                                        511,781      566,582
 Putnam New Opportunities Fund                              434,225      476,705
 Putnam Asset Allocation:  Growth Portfolio                 184,106      159,427
 Putnam Asset Allocation:  Balanced Portfolio               160,275      151,293
 Putnam Asset Allocation:  Conservative Portfolio            69,952       62,922
 Putnam S&P 500 Index Fund                                  490,265      471,320
 Putnam International Growth Fund                           137,189      128,888
 Putnam New Value Fund                                       25,464       13,906
 Putnam Stable Value Fund                                   423,606      333,899
 Company Stock Fund                                          25,958        9,383
 Participant loans                                          112,395            -
                                                         -----------------------
Total investments                                         2,670,137    2,456,043

Employer's contribution receivable                           13,457       15,117
Employee contributions receivable                            47,792       52,972
                                                         -----------------------
Net assets available for benefits                        $2,731,386   $2,524,132
                                                         =======================


See accompanying notes.

                           Koppers Industries, Inc.
                    Savings Plan for Union Hourly Employees

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000


Additions to net assets attributed to:
  Investment (loss) income:
    Net realized/unrealized depreciation in fair value of           $ (534,927)
     investments
    Interest and dividends                                             224,520
                                                                    ----------
                                                                      (310,407)

  Contributions:
    Employer                                                           148,209
    Employee                                                           502,258
                                                                     ---------
                                                                       650,467
                                                                     ---------
Total additions                                                        340,060

Investment fees                                                          1,090
Benefit payments                                                       131,716
                                                                    ----------
Net increase in assets available                                       207,254

Net assets available for benefits at beginning of year               2,524,132
                                                                    ----------
Net assets available for benefits at end of year                    $2,731,386
                                                                    ==========


See accompanying notes.

                           Koppers Industries, Inc.
                    Savings Plan for Union Hourly Employees

                         Notes to Financial Statements

                               December 31, 2000


1.   Summary of Accounting Policies

Description of the Plan

The Koppers Industries, Inc. Savings Plan for Union Hourly Employees was amended as of January 1, 1999 and is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature. Effective January 1, 1999, the Koppers Industries, Inc. Employees Savings Plan for the Hourly Employees of the Monessen Coke Plant, Koppers Industries, Inc. Employees Savings Plan for the Union Hourly Woodward Employees, Koppers Industries, Inc. Employees Savings Plan for the Union Hourly Employees of the Denver Plant and Koppers Industries, Inc. Employees Savings Plan for the Union Hourly Employees of the Gainesville Plant were merged into the Koppers Industries Inc. Savings Plan for Hourly Employees of the Clairton Plant. As a result of the mergers, the Plan was renamed the Koppers Industries, Inc. Savings Plan for Union Hourly Employees (the Plan).


Collective-bargaining employees of Koppers Industries, Inc. (the Company) are eligible to participate in the Plan once eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Contributions

Employee contributions can range from 1% to 16% of their annual compensation subject to Internal Revenue Code limitations. Matching contributions vary based on the plant location of the participant.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors' Administrative Committee, subject to certain requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, involuntary termination, or permanent disability.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods:

 .  a single payment; or

 . installments over a period not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his designated beneficiary.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant's vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant's nonforfeitable interest in the Plan is pledged as collateral for the loan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Industries, Inc. common stock are valued at fair value by the Board of Directors, based upon an independent valuation obtained by management. Participant loans are valued at their outstanding value, which approximates fair value.

2. Investments

The net appreciation (depreciation) in investments by investment type is summarized as follows:

                                                                 Net Changes in
                                                                    Fair Value
                                                                 --------------
                                                                  Year ended
                                                                  December 31,
                                                                      2000
                                                                 --------------

Investments at fair value as determined by quoted market prices:
 Registered investment companies                                 $   (541,871)
 Company stock                                                           6,944
                                                                 --------------
                                                                 $   (534,927)
                                                                 =============

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

                           Koppers Industries, Inc.
                    Savings Plan for Union Hourly Employees

                                EIN 25-1588399

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                               December 31, 2000


 Shares                       Asset Description                        Current Value
------------------------------------------------------------------------------------
 14,878        *Putnam Income Fund                                       $   94,921
 21,965        *Putnam Voyager Fund                                         511,781
  7,407        *Putnam New Opportunities Fund                               434,225
 16,783        *Putnam Asset Allocation:  Growth Portfolio                  184,106
 14,813        *Putnam Asset Allocation:  Balanced Portfolio                160,275
  7,562        *Putnam Asset Allocation:  Conservative Portfolio             69,952
 14,476        *Putnam S&P 500 Index Fund                                   490,265
  5,552        *Putnam International Growth Fund                            137,189
  1,786        *Putnam New Value Fund                                        25,464
423,606        *Putnam Stable Value Fund                                    423,606
    827        *Company Stock Fund                                           25,958
    N/A        *Participant loans--7% to 9.5%                               112,395
                                                                         ----------
                                                                         $2,670,137
                                                                         ==========


*Party-in-interest

EXHIBITS

  The following exhibit is filed herewith:

  Exhibit No.    Description
  -----------    -----------

     23.1        Consent of Ernst & Young LLP

SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          EMPLOYEE SAVINGS PLAN OF KOPPERS
                                          INDUSTRIES, INC. AND SUBSIDIARIES AND
                                          KOPPERS INDUSTRIES, INC. SAVINGS PLAN
                                          FOR UNION HOURLY EMPLOYEES

  Date: June 27, 2001                     By: /s/ Joseph E. Boan
                                              ---------------------------------
                                              Joseph E. Boan, Chairman

                                          By: /s/ Randall D. Collins
                                              ---------------------------------
                                              Randall D. Collins, Member

                                          By: /s/ Donald E. Davis
                                              ----------------------------------
                                              Donald E. Davis, Member

                                          By: /s/ Walter W. Turner
                                              ----------------------------------
                                              Walter W. Turner, Member